Exhibit 5.4

FMC Corporation
2929 Walnut Street
Philadelphia, PA 19104

April 27, 2023

Re:	Post-Effective Amendment No. 1 to Registration Statements on Form S-8 (File Nos. 333-69714, 333-172387 and 333-219643)

Ladies and Gentlemen:

I have acted as General Counsel for FMC Corporation, a Delaware corporation (the “Company”), in connection with the Post-Effective Amendment No. 1 to Form S-8 Registration Statements (File Nos. 333-69714, 333-172387 and 333-219643) (the “Post-Effective Amendment”), which the Company is filing with the Securities and Exchange Commission (the “Commission”) with respect to certain shares (the “Shares”) of the common stock of the Company, par value $0.10 per share (the “Common Stock”), which may be issued by the Company pursuant to the FMC Corporation 2023 Incentive Compensation Plan (the “2023 Plan”), which Shares were originally authorized for issuance under the FMC Corporation Incentive Compensation and Stock Plan, as amended and restated on April 25, 2017 (the “2017 Plan”, and together with the 2023 Plan, the “Plans”). The maximum number of such Shares is 3,984,988 all as further described in the “Explanatory Note” to the Post-Effective Amendment.

As a basis for my opinion set forth below, I have examined and am familiar with originals or copies, certified or otherwise identified to my satisfaction, of: (i) the Post-Effective Amendment, including the exhibits thereto, (ii) the Restated Certificate of Incorporation of the Company, as currently in effect; (iii) the Restated By-Laws of the Company, as currently in effect; (iv) the 2023 Plan; (v) resolutions of the Company’s Board of Directors relating to, among other things, the reservation for issuance of the Shares of Common Stock under the Plans, the filing of the Post-Effective Amendment and the approval of the 2023 Plan, and (vi) such other documents as I have deemed appropriate in rendering this opinion. In my examination, I have assumed the legal capacity of all natural persons, the genuineness of all signatures, the authenticity of all documents submitted to me as originals and the authenticity of all documents submitted to me as copies of originals. As to any facts material to this opinion that I did not independently establish or verify, I have relied upon oral or written statements and representations of officers and other representatives of the Company and others.

My opinion is limited to the General Corporation Law of the State of Delaware, as amended, including the statutory provisions and all applicable provisions of the Constitution of the State of Delaware and reported judicial decisions interpreting such laws and the federal securities laws, each as in effect on the date hereof. I assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if I become aware of any fact that might change the opinion expressed herein after the date hereof.

Based on the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is my opinion that the Shares being offered under the 2023 Plan, when issued by the Company in the manner provided for under the 2023 Plan, will be legally issued, fully paid and nonassessable.

This opinion is being furnished to you solely for submission to the Commission as an exhibit to the Post-Effective Amendment and, accordingly, may not be relied upon, quoted in any manner to, or delivered to any other person or entity, without, in each instance, my prior written consent.

I hereby consent to the filing of this opinion as an exhibit to the Post-Effective Amendment. In giving such consent, I do not thereby admit that I come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the rules or regulations of the Commission thereunder.

Exhibit 5.4

Very truly yours,

/s/ Michael F. Reilly
Michael F. Reilly, Executive Vice President, General Counsel and Secretary